

06006196

SEC......................SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2006

SEC FILE NUMBER
8- 66698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2005___ AND ENDING___December 31, 2005___
_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Westland Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___34060 North 87th Way___
(No. and Street)

___Scottsdale,___	___AZ___	___85262___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Wayne Gilpin___   ___(480) 575-1066___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Dooley, Bradford R., CPA___
(Name – _if individual, state last, first, middle name_)

___220 S. State Street, Suite 1910, Chicago,___	___Illinois___	___60604___
(Address)	(City)	(State) (Zip Code)

PROCESSED
MAY 2 3 2006
THOMSON
FINANCIAL

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Wayne Gilpin_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Westland Securities, LLC_____, as of ___December 31,_____, 20 _05_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

Sworn and subscribed to me on the
_24_ day of February, 2006.

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTLAND SECURITIES, LLC
(An Arizona Limited Liability Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2005

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Member
Westland Securities, LLC
Scottsdale, AZ 85252

I have audited the accompanying statement of financial condition of Westland Securities, LLC as of December 31, 2005, and the related statements of income (loss), changes in member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westland Securities, LLC as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 22, 2006

WESTLAND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash in bank	$	9,934
Accounts receivable		512
Other assets		803
Total assets	$	11,249

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Accounts payable	$	150
Total liabilities		150

Member's Capital

		11,099
Total liabilities and members' capital	$	11,249

The accompanying notes to the financial statements are an integral part of this statement.

WESTLAND SECURITIES, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues		$ -0-
Expenses		
Registration and fees	1,542	
Professional fees	175	
Other operating expenses	1,491	
Total operating expenses		3,208
Net income (loss)		$ (3,208)

The accompanying notes to the financial statements are an integral part of this statement.

WESTLAND SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

	Member's Capital
Balance January 1, 2005	$ 14,255
Add: Member capital contributions	52
Net income (loss) for the year ended December 31, 2005	(3,208)
Balance December 31, 2005	$ 11,099

The accompanying notes to the financial statements are an integral part of this statement.

WESTLAND SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From (Applied To) Operating Activities

Net income (loss)	$ (3,208)	
Adjustments to reconcile net income to net cash provided by (applied to) operating activities:		
(Increase) Decrease in:		
Accounts receivable	(512)	
Other assets	(261)	
Increase (Decrease) in:		
Accounts payable	(261)	
Net cash from (applied to) operating Activities		$ (4,242)

Cash Flows From (Applied To) Financing Activities

Member's capital contribution	52	
Net cash from (applied to) financing activities		52
Net increase (decrease) in cash and cash equivalents		(4,190)

Beginning Cash, January 1, 2005 14,124

Ending Cash December 31, 2005 .... $ 9,934

Supplemental Disclosures

Interest paid during 2005	$ -0-
Income taxes paid during 2005	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

NOTE 1   ORGANIZATION

Description of the Partnership

Westland Securities, LLC is an Arizona limited liability company, which was formed on August 19, 2004. The Company remained inactive until October 11, 2004 when it became a registered broker/dealer. The Company became a member of the National Association of Securities Dealers on January 11, 2005.

The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in the business of the private placement of securities, sale of tax shelters and limited partnerships and providing advisory and consulting services to issuers.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Westland Securities, LLC in preparing the accompanying financial statements is set forth below.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalent

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Revenue Recognition

Fees and associated receivables are recorded at the time that services are provided and the income is reasonably determinable.

Income Taxes

No provision or credit has been made for Federal income taxes, as the Company's income (loss) is directly allocable for income tax purposes to the individual members.

NOTE 3   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of $10,296 and $5,000 respectively. The net capital rule may effectively restrict payment of cash distributions to the member.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Westland Securities, LLC	as of 12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 11,099	3480
2.	Deduct ownership equity not allowable for Net Capital	₁₉ ( )	3490
3.	Total ownership equity qualified for Net Capital	11,099	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 11,099	3530
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) ₁₇ $ 803 3540		
	B. Secured demand note delinquency 3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges 3600		
	D. Other deductions and/or charges 3610	(803)	3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions	₂₀ $ 10,296	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments $ 3660		
	B. Subordinated securities borrowings 3670		
	C. Trading and investment securities:		
	1. Exempted securities ₁₈ 3735		
	2. Debt securities 3733		
	3. Options 3730		
	4. Other securities 3734		
	D. Undue Concentration 3650		
	E. Other (List) 3736	(-0-)	3740
10.	Net Capital	$ 10,296	3750

OMIT PENNIES

There are no material differences between the above computation
and the Company's corresponding unaudited FOCUS Part IIA filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Westland Securities, LLC	as of 12/31/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	10	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	5,296	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ...₂₂	$	10,281	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	150	3790
17. Add:					
A. Drafts for immediate credit ...₂₁	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$	150	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	12	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ...₂₃	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between the above computation and
the Company's corresponding unaudited FOCUS Part IIA filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Westland Securities, LLC	as of 12/31/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... `4560`

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm $_{30}$ _____ `4335`   K(2)i   `4570`

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ `4600`	`4601`	`4602`	`4603`	`4604`	`4605`
$_{32}$ `4610`	`4611`	`4612`	`4613`	`4614`	`4615`
$_{33}$ `4620`	`4621`	`4622`	`4623`	`4624`	`4625`
$_{34}$ `4630`	`4631`	`4632`	`4633`	`4634`	`4635`
$_{35}$ `4640`	`4641`	`4642`	`4643`	`4644`	`4645`

Total $ $_{36}$ _____ `4699`

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See Auditor's Report.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Member
Westland Securities, LLC

In planning and performing my audit of the financial statements of Westland Securities, LLC for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Westland Securities, LLC that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Westland Securities, LLC for the year ended December 31, 2005 and this report does not affect my report thereon dated February 22, 2006.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

_____
Certified Public Accountant

Chicago, Illinois
February 22, 2006